Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Splits of its VIIZ and TVIX ETNs

New York, May 31, 2018

Credit Suisse AG announced today that it will implement a 1-for-10 reverse split of its VelocityShares™ VIX Medium Term ETNs (“VIIZ”) and a 1-for-10 reverse split of its VelocityShares™ Daily 2x VIX Short Term ETNs (“TVIX”), each expected to be effective as of June 8, 2018.

The reverse splits will be effective at the open of trading on June 8, 2018. VIIZ and TVIX will each begin trading on the Nasdaq Stock Market on a reverse split-adjusted basis on June 8, 2018. Holders of VIIZ and TVIX who purchased such ETNs prior to June 8, 2018 will receive one reverse split-adjusted ETN for every ten pre-reverse split ETNs, respectively.

In addition, such purchasers that hold a number of ETNs not evenly divisible by ten will receive a cash payment for any fractional ETNs remaining (the “partials”). The cash amount due on any partials will be determined on June 14, 2018 based on the respective closing indicative values of VIIZ and TVIX on such date and will be paid by Credit Suisse AG on or about June 19, 2018.

The closing indicative values of VIIZ and TVIX on June 7, 2018 will be multiplied by ten to determine their respective reverse split-adjusted closing indicative values. Following the reverse splits, VIIZ and TVIX will have new CUSIPs but will retain their same ticker symbols.

The reverse splits will affect the trading denominations of VIIZ and TVIX but they will not have any effect on the stated principal amount of any ETN, except that the stated principal amount of each will be reduced by the corresponding aggregate amount of any cash payments for the “partials.”

Illustration of a Reverse Split

The following table shows the effect of a 1-for-10 reverse split on 100,000 ETNs:

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-10 Post-Reverse Split	10,000	$50.00	$500,000

The above table illustrates the effect of the reverse split on the number of ETNs and the hypothetical closing indicative value of the ETNs. The closing indicative value is not the same as the trading price of the ETNs.

None of the other exchange traded notes issued by Credit Suisse AG are affected by this announcement.

Reverse Split	Ticker Symbol	Current CUSIP / New CUSIP
VelocityShares™ VIX Medium Term ETN due December 4, 2030	VIIZ	22542D787 / 22542D324
VelocityShares™ Daily 2x VIX Short Term ETN due December 4, 2030	TVIX	22542D357 / 22542D332

Media Release May 31, 2018 Page 2 / 2

Press Contacts

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 46,370 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.